UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sonus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

835692104

(CUSIP Number)

July 12, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835692104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 343,802

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 343,802

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,802

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) CO

The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories on May 24, 1996 (the “Original Schedule”), Amendment 1 (the “First Amendment”) to the Schedule 13D filed on September 19, 1996, and the Schedule 13G (the “13G”) filed on June 25, 1999.  The Original Schedule, First Amendment and 13G are collectively referred to as “Schedule 13D” below.  Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

Item 1.
	(a)	Name of Issuer Sonus Pharmaceuticals, Inc. (“Sonus”)
	(b)	Address of Issuer's Principal Executive Offices 22026 20th Avenue, S.E. Bothell, Washington 98021

Item 2.
	(a)	Name of Person Filing Abbott Laboratories (“Abbott”)
	(b)	Address of Principal Business Office or, if none, Residence 100 Abbott Park Road Abbott Park, Illinois 60064-6400
	(c)	Citizenship Illinois
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”)
	(e)	CUSIP Number 835692104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: 343,802
(b)

Percent of class:

Abbott is the beneficial owner of approximately 1.9% of the shares of Common Stock outstanding as of April 7, 2004 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 343,802
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 343,802
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

            (a) Abbott ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock as a result of the expiration of warrants for 500,000 shares of the common stock of Sonus and a change in the number of shares of Common Stock of the Issuer outstanding.  Abbott is in the process of transferring all 343,802 shares of Common Stock to Hospira, Inc. as part of a spin-off transaction.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
Dated: July 12, 2004	/s/ Thomas C. Freyman
Thomas C. Freyman, Executive Vice President, Finance and Chief Financial Officer